February 23, 2007

WRITER’S DIRECT NUMBER:

(33) 01 53 89 70 60

WRITER’S EMAIL ADDRESS:

rtreuhold@shearman.com

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 6010

Dear Mr. James:

Further to my conversations with Kate Tillan on February 7, 2007 and February 12, 2007 regarding your letter dated November 3, 2006 with comments on STMicroelectronics N.V.’s (the “Company”) Annual Report on Form 20-F for the year ended December 31, 2005 and the Company’s response letter thereto dated December 15, 2006, we are providing the following supplemental information to the Company’s response to comment 3 of your letter.

For your reference, I have included comment 3 of your letter and the Company’s initial response below.

Report of Independent Registered Public Accounting Firm, page F-2

3.

We note that your audit report is signed by PricewaterhouseCoopers SA, Geneva, Switzerland, a firm that is not currently registered with the PCAOB. Please have your auditors provide support that they are duly registered with the PCAOB or revise your Form 20-F to provide financial statements audited by an accounting firm registered with the PCAOB U.S. Please refer to PCAOB Rule 2100 and Sections 102 and 106(a) of the Sarbanes-Oxley Act of 2002.

Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission February 23, 2007

Response of the Company:

Our auditors have confirmed to us that PricewaterhouseCoopers AG is registered with the PCAOB. They have further confirmed that their registration covers the Geneva office, which is listed as an additional office in item 1.5 of the registration form. In Switzerland, PricewaterhouseCoopers AG signs audit reports through the respective office located closest to the subject company. As the Company is headquartered in Geneva, PricewaterhouseCoopers’ Geneva office signs the audit report. Because Geneva is in the French-speaking part of Switzerland, the term SA is used instead of AG. The terms are equivalent and are both registered with the Register of Commerce. Therefore, the Company’s auditors have concluded that PricewaterhouseCoopers SA, Geneva is duly registered with the PCAOB.

As I explained to Ms. Tillan, PricewaterhouseCoopers has indicated to the Company that in Switzerland it is legally required to register its name with the Swiss Register of Commerce (the “Register of Commerce”), and its registration must indicate its legal form and its official office locations. The Register of Commerce allows the registration to be in any of five languages, including French, German or English, or a combination of the five languages. PricewaterhouseCoopers is a limited share capital company and therefore must attach an abbreviation that indicates this legal form to its name. The abbreviation of this legal form is translated as AG in German, SA in French and Ltd in English. Accordingly, PricewaterhouseCoopers AG, PricewaterhouseCoopers SA and PricewaterhouseCoopers Ltd all represent the same legal entity and are merely translations of the legal form in German, French and English, respectively. All three names are listed on PricewaterhouseCoopers’ legal registration with the Register of Commerce.

As explained in the Company’s initial response letter dated December 15, 2006, “As the Company is headquartered in Geneva, PricewaterhouseCoopers’ Geneva office signs the audit report. Because Geneva is in the French-speaking part of Switzerland, the term SA is used instead of AG. The terms are equivalent and are both registered with the Register of Commerce. Therefore, the Company’s auditors have concluded that PricewaterhouseCoopers SA, Geneva is duly registered with the PCAOB.”

In its registration application with the PCAOB, PricewaterhouseCoopers listed the German translation of its legal name, PricewaterhouseCoopers AG, in its response to item one. It did not specify that PricewaterhouseCoopers SA was merely a translation although it did list the Geneva address as a branch office. PricewaterhouseCoopers has confirmed to the Company that it intends to amend its registration application with the PCAOB to clarify that PricewaterhouseCoopers SA is the same legal entity as PricewaterhouseCoopers AG. PricewaterhouseCoopers SA/AG plans to report the change in its registration form in respect of its name by using the so-called “Form 3” as soon as this is possible. PricewaterhouseCoopers has informed the Company that Form 3 has not yet been finally approved and made available by the PCAOB.

Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission February 23, 2007

*        *        *

If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at +33-1-5389-7060.

Very truly yours,
/s/ Robert C. Treuhold
Robert C. Treuhold

cc:	Kate Tillan

Assistant Chief Accountant, Securities and Exchange Commission

Carlo Ferro

Executive Vice President and Chief Financial Officer, STMicroelectronics N.V.

Michael Foley

PricewaterhouseCoopers SA

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